Exhibit 4.23

Date: 16 November 2021

Attn
Bank Mizrahi Tefahot Ltd (hereinafter: “the Bank”)

Dear Sir/Madam,

Re: Commitment Letter

We, the undersigned, Comsec Ltd P.C. 511187304 (hereinafter: “the Company”), who manage account/s 497847, 189618 with you at the Tel Aviv Main Business Center (461), and Hub Cyber Security (Israel) Ltd P.C. 511029373 (hereinafter: “Hub”), the parent company of the Company and the guarantor of its debts to the Bank (the Company and the parent will be referred to below as: “the Companies”), confirm and undertake this as follows:

Whereas you have provided and/or will provide to the Company and/or to the disposal of Comsec Distribution Ltd. P.C. 515346435 (hereinafter: “Comsec Distribution”) credit, as defined in the agreements signed between us and/or between Comsec Distribution and you, including “Request to Open an Account” and/or “Request for Account Changes”, as well as “General Conditions for Account Management” and “Business Customer Credit” with all their appendices and amendments, everything as agreed between us and you and/or between Comsec Distribution and you, in connection with any type of credit (hereinafter: “the Credit”).

As long as the Credit that has been provided and/or will be provided by the Bank to the Company and/or to Comsec Distribution is not repaid in full, we undertake towards you to comply with all the conditions detailed below in a cumulative manner as follows:

1.	Financial ratios

a.	The ratio between net long-term financial debt + current liabilities to EBITDA, as defined below, will not exceed 3.5.

b.	The ratio between customer debt (minus doubtful debts) and short-term financial credit to any entity (not including current liabilities) will not be less than 120%.

c.	In account 560590 maintained in the name of Hub at the Herzliya Pituach branch of the Bank (522) (hereinafter: “Hub’s Account”), cash and tradable securities (referred to as “deposited”) that meet the following two conditions in aggregate will be deposited at any time:

-	Values of tradable securities, gross, as well as the amount of cash deposited in the Hub Account (hereinafter: “the Gross Deposited Amount”) will not be less than the total long-term credit extended to the Company and Comsec Distribution (including current liabilities and excluding debt for a loan secured by a state guarantee “Corona Loan”).

As of the date of signing this document, the required Gross Deposited Amount is NIS 9.35 million

-	Values of tradable securities, net as well as the amount of cash deposited in the Hub Account (hereinafter: “the Net Deposited Amount”) will not be less than 50% of the total long-term credit extended to the Company and Comsec Distribution (including current liabilities and excluding the amount of the Corona Loan).
As of the date of signing this document, the required Net Deposited Amount is NIS 4.67 million.

The cash and securities in the Hub Account will be pledged as a first-class fixed lien in favor of the Bank (hereinafter: “the Pledged Securities and Cash”) to secure all the debts and obligations of the Company and Comsec Distribution.

d.	In addition to the Pledged Securities and Cash, tradable securities and cash with a value not less than NIS 10 million will be deposited in the Hub Account at any time.

Definitions:

“EBITDA” – the operating profit plus depreciation and intangible asset amortization(s) (including non-flow expenses for employee options) as well as other additional income from the normal course of business and excluding one-time expenses/income that do not reflect the Company’s normal operations/business, in the four consecutive calendar quarters whose end date is the date of the last financial reports at the time of the inspection.

“Tradable securities” – tradable securities that are deposited in the Bank, while Hub does not have an interest in any of the Companies that issue them, as the term is defined in the Securities Law, 5728-1968.

“Gross tradable securities” – their values will be determined according to the stock exchange rate at which they are traded at the end of the last trading day before the calculation is made.

“Net tradable securities” – their values will be determined after the Bank’s margins for security, in accordance with the Bank’s procedures.

“Net long-term financial debt” – long-term debts and obligations to financial institutions (for a period of over a year), including bonds of all types, including convertible bonds, minus cash.

“The Company’s financial reports” – audited annual consolidated financial reports and audited quarterly consolidated financial reports. It is agreed that, in accordance with the relevant legislation/regulation, the Company will be exempt from submitting quarterly reports, and non-audited quarterly reports (that are signed by the Company’s management) will be submitted to the Bank.

2.	Submitting reports and information

a.	It is agreed that the financial ratio as mentioned in section 1 (a) will be checked in accordance with the consolidated and audited annual financial reports only.

b.	The financial ratio detailed in Section 1(b) will be checked every quarter according to the Company’s quarterly and annual financial reports as defined in Section 1 above, or according to a report as stated in Section 2(c) below, as the case may be. Notwithstanding the foregoing, it is clarified that if the Company does not comply with the aforementioned ratio during one quarter, this will not constitute grounds for repayment, provided that it complied with the condition in the following quarter. It is also agreed that the violations that occurred during the first and second consecutive quarters will not be considered a reason either, provided that the Company complied with the aforementioned condition in the third quarter.

c.	The financial ratio specified in sections 1(c), 1(d) will be checked according to the Company’s and Hub’s data in the Bank.

d.	We undertake that no later than 30/6 of each year, we will deliver to you the financial reports of the Company and of Comsec Distribution as of 31/12 of the previous year, audited by a qualified external accountant and prepared in accordance with generally accepted accounting rules, as they will be from time to time.

We undertake that within 60 days from the end of each calendar quarter, we will deliver to the Bank quarterly reports reviewed by the Company and by Comsec Distribution, which include balance sheets, profit and loss statements, cash flow statements prepared in accordance with accounting rules.

If the Company and Comsec Distribution are exempt from submitting quarterly reports, in accordance with the provisions of relevant legislation/standards, non-audited(consolidated) quarterly reports of the Company and Comsec Distribution will be submitted to the Bank.

e.	If the Company is exempt from submitting audited quarterly reports in accordance with the provisions of relevant legislation/standards, then, within thirty days of the end of each calendar quarter, the Company will submit to the Bank a report signed by the Company’s CFO detailing the debt of the Company’s customers (minus doubtful debts) and the breakdown of the short-term financial credit (for any entity) – for the last day of the quarter that has passed.

f.	Together with the financial reports mentioned above, and/or at the Bank’s request, we will provide the Bank with a certificate, signed by the Companies’ external accountant, detailing the data and the method of calculations that determine their non-occurrence (or their occurrence), as of the date of said financial reports, in respect of the financial ratios detailed in this Letter of Commitment in section 1.

g.	In addition to this, and without detracting from all of the above, we hereby undertake to provide the Bank from time to time at its request with reasonable additional information in connection with our business, financial situation and banking obligations.

3.	The financial ratios set forth in Section 1 of the Commitment Letter above (hereinafter “the Financial Ratios”) are based on accounting standards and existing accounting rules that were implemented in the Companies’ latest financial reports. Implementing standards and/or accounting rules different from those based on which the last financial reports of the Companies were prepared, including International financial reporting standards – IFRS), accounting standards in Israel and/or in the USA (hereinafter “New Standard”), may lead to changes that will have an impact on Financial Ratios.

Accordingly, the Companies agree as follows:
At any time when it turns out that the changes, which were caused and/or about to be caused in the financial reports of the Companies due to the implementation of a new standard, require, the Bank may, after consulting with the Companies but without requiring their consent, inform the Companies of the changes required by it in the Financial Ratios, in order to adapt to them to the aforementioned changes, with the intention of adapting them to the original economic purpose according to which the Financial Ratios were determined (“the Amended Financial Ratios”). The Bank’s notification to the Company of the corrected Financial Ratios will bind the Companies from the date of delivery of the notification.

4.	The Companies hereby confirm that the Credit that was/or will be made available to the Company and/or Comsec Distribution, inter alia relying on their obligations towards the Bank, as stated in this Letter, and that the violation of any of their obligations in this Letter, including any of the Financial Ratios, will entitle the Bank to all remedies to which it is entitled according to any law or agreement against the Companies, including the right to demand an immediate repayment of any credit that the Company and/or Comsec Distribution received from the Bank, even before the agreed repayment date, as well as the right to enforce and realize any collateral or guarantee that was given or will be given to the Bank to guarantee the Credit, and all this is subject to a 14 (fourteen) day prior written notice to the Company, Eldav, and Comsec Distribution, if the violation has not been corrected after 7 business days of receiving notice, as stated.

It is agreed that, to the extent that the Financial Ratio in sections 1(c), 1(d) is not met at the time of the inspection, Hub may, within 7 days from the date of the Bank’s inquiry (hereinafter: “the Correction Period”), deposit cash and/or cash equivalents and/or tradable securities at the Bank, so that the aforementioned ratio will be met, and during the Correction Period the Bank will not be entitled to demand an immediate repayment of the Credit due to non-compliance with the aforementioned Financial Ratio. Notwithstanding the foregoing, Hub expressly agrees that the Bank will be entitled to demand an immediate repayment of the Credit, sell the tradable securities and offset the cash immediately and before the expiration of the relevant period mentioned in this section, if, according to the Bank’s discretion, a reduction in the value of the tradable securities may apply at the time of their realization at the end of the aforementioned relevant period compared to their value on the day of actual realization if they are realized immediately.

5.	For the avoidance of doubt, it is hereby clarified that the provisions in this Letter do not in any way detract from or reduce in any way all the obligations of the Companies and/or Comsec Distribution towards the Bank according to any other document that was signed and/or will be signed by the Companies, and their obligations in this Letter are in addition to any other document that the Companies have signed and/or will sign for the Bank. In the event of a conflict, the provisions of this document will prevail.

6.	Waivers

The Bank’s waiver of a previous violation or non-fulfillment of one or more of our obligations towards the Bank, whether that obligation is included in this Letter or whether it is included or will be included in another document, will not be considered as justification or precedent for another violation or for the additional non-fulfillment of any condition or obligation as mentioned, and the Bank’s refraining from using any right given to it according to this commitment or according to any other document or according to any law, will not be considered a waiver of that right.

7.	General

a.	The provisions in this document are intended to add to and not detract from and/or replace any other obligation we have assumed towards the Bank and/or for the benefit of the Bank in any other document, whether made before or after this document. Notwithstanding the foregoing, this Commitment Letter replaces the letter of commitment that you signed on 19.4.2017 with its amendments.

b.	Our commitments in this Letter are irrevocable and cannot be changed or canceled without your prior written consent.

c.	The provisions in this document will not be interpreted as if they obligate the Bank to grant us and/or third parties credit and/or banking services or any part of them.

d.	The Company will pay you a total of NIS 50,000 for preparing the documents via debiting the account of Comsec Ltd, 189618 at the Tel Aviv Business Center 461.

IN WITNESS WHEREOF we sign below

Comsec Ltd	Comsec Distribution Ltd	Hub Information Security (Israel) Ltd